

Mail Stop 3720

November 13, 2015

Benjamin Gordon
Interim Chief Executive Officer
Cambridge Holdco Corp.
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

      **Re: Cambridge Holdco Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 3, 2015
           File No. 333-206989**

Dear Mr. Gordon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger Proposal

Cambridge's Board of Directors' Reasons for Approval, page 75

1.   It appears a portion of the supplemental information provided in response to comment 16 contains market research commissioned by Cambridge Capital Acquisition Corporation. Please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

<u>Ability's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 151</u>

2.   We note your revised disclosure in response to comment 21; however, please expand your discussion to explain the nature and term of these projects and provide greater context to inform the reader of the company's future prospects with these or similar projects.

<u>Ability Computer & Software Industries Ltd.</u>

<u>Condensed Consolidated Interim Financial Statements As of June 30, 2015</u>

<u>Note to Condensed Consolidated Interim Financial Statements</u>

<u>Note 1 – General, page F-36</u>

3.   We note your response to comment 23. Please expand you disclosure to include the significant judgements, assumptions and key considerations you identified in your response regarding your involvement with ASM and your conclusion on the consolidation of this VIE. Refer to ASC 810-10-50-2AA and ASC 810-10-50-3(d) and revise. Similarly, please revise your disclosures on page F-49.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey M. Gallant
         Graubard Miller